
Mail Stop 3720

July 26, 2010

VIA INTERNATIONAL MAIL AND FAX (519)-885-0848
Chief Financial Officer
Research in Motion Limited
295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8

      RE: Research in Motion Limited
              Form 40-F for the fiscal year ended February 27, 2010, as Amended
              Filed April 2, 2010
              File No. 000-29898

Dear Mr. Bidulka:

      We have reviewed your response letter dated July 16, 2010 and your filings and have the following comments. As noted in our letter dated May 24, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended February 27, 2010

Exhibit 1.2
 Audited Consolidated Financial Statements
4. Cash, Cash Equivalents and Investments, page 17
5. Fair Value Measurements, page 19

1. We note your response to comment one from our letter dated May 24, 2010. Please disclose your policy for determining which short-term, highly liquid investments that satisfy the cash equivalent definition are treated as cash equivalents. Tell us why it is appropriate to classify

certain investments, notably, commercial paper, corporate notes/ bonds and government-sponsored enterprise notes both as cash equivalents and short-term investment. Refer to ASC Topic 230-10-45-6

2. It remains unclear to us if you rely on third parties to determine the fair value of your investments or merely to obtain observable inputs consisting primarily of quoted prices. Also we note that you use "standard observable inputs" to determine the fair value of various investments such as banker acceptances, term deposits/certificates, commercial paper and corporate notes/bonds classified as Level 2 but do not disclose the inputs specific to each investment category. Please revise your proposed disclosures as follows. For each major Level 2 and Level 3 investment category that you identified on page 20, please disclose how you estimated fair value and

 - disclose the underlying valuation technique used and pertinent valuation inputs.
 - if you utilize internally developed models to estimate fair value to corroborate or in lieu of third party valuations, please describe the model in detail, how it differs from other model-based valuation techniques and how it incorporates pertinent market-based observable inputs. State whether you use this model to determine the ultimate fair value of all your investments.
 - describe your set tolerance level for third party pricing inputs, to the extent that you adjust such inputs.
 - Distinguish the inputs and related valuation that you utilize for both active markets and markets that are not active.
 - Quantitatively and qualitatively describe how you evaluated the significant characteristics of your major investments to determine the relevant inputs.

Please provide us your proposed disclosure.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director